UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 6, 2016

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP ANNOUNCES PRELIMINARY GUIDANCE FOR 2016

Santiago, Chile, January 06, 2016 – LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LFL / IPSA: LAN / Bovespa: LATM33), the leading airline group in Latin America, today reports its preliminary guidance for 2016.

Having reviewed our operational projections for 2016, the Company is estimating an operating margin for the full year 2016 in the range of 4.5% to 6.5%.

LATAM will review its guidance on a quarterly basis to incorporate any important changes in macroeconomic variables or operating performance.

Guidance		2015	2016

ASK Growth	International (Long Haul & Regional)	4% / 6%	4% / 6%
	Brazil Domestic	(4%) / (2%)	(9%) / (6%)
	SSC domestic	4% / 6%	6% / 8%
	TOTAL	2% / 4%	0% / 3%

ATK Growth		(2%) / 0%	(2%) / 0%

Operating Margin		3.5% / 5.0%	4.5% / 6.5%

Assumptions
Average exchange rate (BRL/USD)			4.25
Jet Fuel Price (US$/bl)			52

Note on Forward-Looking Statements

This press release contains forward-looking statements. Such statements may include words such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

investor.relations@lan.com

Tel: (56-2) 2565-8785

www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A. is the new name given to LAN Airlines S.A. as a result of its association with TAM S.A. LATAM Airlines Group S.A. now includes LAN Airlines and its affiliates in Peru, Argentina, Colombia and Ecuador, and LAN Cargo and its affiliates, as well as TAM S.A. and its subsidiaries TAM Linhas Aereas S.A., including its business units TAM Transportes Aereos del Mercosur S.A., (TAM Airlines (Paraguay)) and Multiplus S.A. This association creates one of the largest airline groups in the world in terms of network connections, providing passenger transport services to about 140 destinations in 24 countries and cargo services to about 144 destinations in 26 countries, with a fleet of 318 aircraft. In total, LATAM Airlines Group S.A. has approximately 53,000 employees and its shares are traded in Santiago, as well as on the New York Stock Exchange, in the form of ADRs, and Sao Paulo Stock Exchange, in the form of BDRs.

LATAM Airlines Group announced that LATAM is the new brand for LAN Airlines, TAM Airlines and Affiliates. LATAM Airlines Group is currently working on the gradual roll-out of the new corporate brand image. The first changes will be visible starting in the first half of 2016.

Each airline will continue to operate under their current brands and identities. For any inquiry of LAN or TAM, please visit www.lan.com or www.tam.com.br, respectively. Further information at www.latamairlinesgroup.net

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

investor.relations@lan.com

Tel: (56-2) 2565-8785

www.latamairlinesgroup.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2016	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO